October 9, 2007
VIA EDGAR AND FEDERAL EXPRESS
Mark P. Shuman
Branch Chief — Legal
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	MedAssets, Inc. Registration Statement on Form S-1 Filed August 24, 2007 File No. 333-145693
Dear Mr. Shuman:
     On behalf of MedAssets, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which has been marked to show the changes made from the Registration Statement filed on August 24, 2007. Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated September 26, 2007, to Mr. John A. Bardis, President and Chief Executive Officer of the Company. Page numbers referred to in our responses refer to page numbers in Amendment No. 1 to the Registration Statement.
General
1.	Comment: We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response: The Company acknowledges the Staff’s comment.

2.	Comment: Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

March 31, 2001, update to our Current Issues and Rulemaking Projects outline for additional guidance.

Response: Copies of the artwork to be contained in the prospectus will be provided to you supplementally for review.
Prospectus Summary, page 1
Our Business, page 1
3.	Comment: With respect to any third-party statements in your prospectus, including the market data by the American Hospital Association, KLAS Enterprises LLC and the U.S. Centers for Medicare and Medicaid Services, please provide us with the relevant portions of the research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether the reports were prepared in connection with the registration statement or whether you commissioned any of the reports.

Response: See the supplemental market data binder provided with this letter for copies of studies and reports containing third-party statements cited in the prospectus. The Company has highlighted, in the supplemental binder, the portions of these studies and reports that the Company relied upon or cited for disclosure in the prospectus. The Company advises the Staff that none of the studies or reports relied upon or cited in the prospectus were prepared in connection with the Registration Statement or commissioned by the Company.

4.	Comment: Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions set forth in the registration statement. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. Some examples of assertions or references that need support include the following. Please note that this is not an exhaustive list:
•	Pages 1, 39 and 68: With more than 1,000 hospital customers for its revenue cycle management segment, the company is one of the largest providers of revenue cycle management solutions to hospitals.

•	Pages 2 and 68: Based on your analysis of certain customers that have implemented a portion of the company’s products and services, you estimate that the implementation of your full suite of revenue cycle management solutions has the potential to increase a typical health system’s net patient revenue by 1.0% to 3.0%.

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

•	Pages 2 and 60: Based on your analysis of certain customers that have implemented a portion of the company’s products and services, you estimate that the implementation of your full suite of spend solutions has the potential to decrease a typical health system’s supply expenses by 3% to 10%, which equates to an increase in operating margin of 0.5% to 2.0% of revenue.

•	You refer several times in the registration statement to your “high retention of large health care customers,” including on page 1.

•	On page 78 under the paragraph heading “Custom and local contracting,” you reference an “industry-leading” custom contracting capability that the company has developed.

Response: See the supplemental Company data binder provided with this letter for copies of materials showing the Company’s factual basis for the projected statistics and assertions set forth in the Registration Statement. The Company has highlighted, in the supplemental binder, the portions of such materials that the Company relied upon for the disclosures made in the Registration Statement.
Risk Factors, page 10
Our internal controls over financial reporting...page 27
5.	Comment: We note your statements that your internal controls over financial reporting do not currently meet all of the standards required by Section 404 of the Sarbanes-Oxley Act and that pending further testing, you cannot conclude that you do not have a material weakness in your internal controls. We note further your statement on page 120 that you believe you have remediated each of the material weaknesses identified by your former independent accounting firm, PricewaterhouseCoopers LLP, for fiscal years 2002 and 2003. If you are aware of any material weaknesses or combination of significant deficiencies that could result in the conclusion that the company has a material weakness, please specifically identify such weaknesses or deficiencies in your risk factor disclosure and discuss how such weaknesses or deficiencies make this offering risky.

Response: The Company confirms that it is not aware of any material weaknesses or combination of significant deficiencies that could result in the conclusion that the Company has a material weakness. Please note that the Company has determined that the circumstances involving the inappropriate implementation of the modified prospective method used in the Company’s adoption of SFAS No. 123(R), as referenced in our response to Comment 42, indicates that a significant deficiency exists in the Company’s internal controls over financial reporting. To remediate this control deficiency, the Company intends to utilize recently hired accounting staff whose responsibilities include evaluating new accounting pronouncements and also intends to engage expert third parties in the future to further assist the Company regarding the proper evaluation and adoption of new accounting pronouncements which are complex in nature.
Management’s Discussion and Analysis, page 39
Results of Operations, page 43
6.	Comment: We note that much of the textual disclosure in this section merely recites financial statement information in narrative form or otherwise provides little

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

insight into the company’s financial performance and operating results. Revise your disclosure generally to include discussion and analysis from management’s perspective of known material trends, events, demands, commitments and uncertainties from period to period and their effects on the company’s financial performance and results of operations. Describe any challenges that the company faced during each period and management’s strategies to address those challenges, as well as any opportunities identified by management and what it is doing to seize them. As examples only:

•	We note your disclosure with respect to administrative fees on page 45, “the...increase in administrative fees was primarily the result of increases in customer purchasing volume.” Please revise to describe the business events or conditions that enabled the increase in purchase volume.

•	Expand your discussion of research and development and/or product development expenses, as applicable, to describe any new products or services introduced from one period to the next by the company or its competitors and what impact those developments had on the company’s operating results.
Text that mechanically recites dollar amounts and percentages apparent in the financial presentation is not informative and should be avoided. Rather, the purpose of this section should be to present material developments and provide insight into management’s views of the company’s performance, opportunities and challenges. We refer you to the guidance in SEC Release 33-8350 Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (“SEC Release 33-8350”), and Section III.D of SEC Release 33-6835 Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: The Company has revised its disclosure to include additional discussion and analysis from management’s perspective of known material trends, events, demands, commitments and uncertainties from period to period and their effects on the Company’s financial performance and results of operations. For example, see pages 46, 47, 49 and 53.

7.	Comment: Your disclosure on page 10 states that you face pricing pressure. Please revise to disclose the pricing pressure that you have faced and the impact of pricing pressure on your results of operations. In this respect, please revise your discussion to address the extent to which increases or decreases in revenue and gross profit were attributable to changes in prices. We refer you to Regulation S-K, Item 303(a)(3)(iii).

Response: Although the Company competes on the basis of price, and in this respect, may face pricing pressure as a result of competition, the changes in the Company’s results of operations during the periods discussed have not, in any

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

material respect, been the result of changes in prices during or between such periods other than to the extent of changes in the ratio of revenue share obligation to administrative fees, with increases and decreases in the revenue share obligation having a corresponding impact on both revenue and gross profit, as noted on pages 47, 50 and 53. Accordingly, while the Company believes this is a risk that may impact future results of operations, pricing pressure (other than changes in the ratio of revenue share obligation to administrative fees) has not had a material impact on its historical results of operations nor are there any known trends with respect to pricing.
Critical Accounting Policy Disclosure, page 54
8.	Comment: Your critical accounting policies should describe more fully your estimates and assumptions that are highly uncertain or susceptible to change and the related material impact on financial condition or operating performance. Please clarify the material accounting estimates and assumptions that you make when preparing your financial statements. Revise to disclose why these material accounting estimates and assumptions bear risk of change, how you arrived at the estimate, accuracy of the estimate/assumption in the past, how they have changed, and reasonably likely future changes. We refer you to Financial Reporting Release No. 60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies and Section of SEC Release No. 33-8350.

Response: The Company has revised the disclosure as requested. See the revised disclosure in the Critical Accounting Policy section on pages 56 through 61.

9.	Comment: Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of SFAS No. 123R, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Response: The Company will revise the disclosure as requested upon determination of the price range.

10.	Comment: Your disclosures on page 57 of the filing indicate that you have obtained contemporaneous valuations performed by a third-party valuation advisor; however, your disclosures on page 103 of the filing indicate that the fair value of your common stock on December 31, 2006, was determined by an independent stock valuation as of June 30, 2006. Tell us how you determined each valuation obtained was a contemporaneous rather than a retrospective valuation, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). In addition, please revise to disclose the following information related to issuances of equity instruments:

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

•	Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for option grants prior to the adoption of SFAS 123R, those used in determining the fair value of the options for option grants subsequent to adoption of SFAS 123R and for other equity related issuances not accounted for under APBO No. 25 or SFAS 123R. In addition, discuss consideration given to alternative factors, methodologies and assumptions; and

•	Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.
Response: The Company has revised the disclosure as requested. See pages 58-61.

11.	Comment: When you refer to a third-party valuation specialist, you should disclose the name of the specialist and include the consent required by Securities Act Rule 436(b) of Regulation C. Please revise as appropriate.

Response: These references to the Company’s third-party valuation specialist have been removed. See pages 59, 103, F-43, F-125, F-131 and F-132.
Liquidity and Capital Resources, page 58
12.	Comment: The line-by-line recitation of line items of the financial statements in textual form is not necessary or appropriate. Expand your discussion of liquidity and capital resources to provide insight not readily ascertainable from the cash flow statement. For example, consider providing an evaluation of the amounts and certainty of cash provided by operating activities and a description of any expected changes in the mix and relative cost of capital resources. See Section IV of SEC Release No. 33-8350.

Response: The Company has revised the disclosure as requested. See page 61.
Use of Non-GAAP Financial Measures, page 59
13.	Comment: We note your use of the EBITDA and Adjusted EBITDA non-GAAP financial measures. Please address the following specific questions with respect to the usefulness of your non-GAAP disclosure:

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

• Your disclosure states that you believe Adjusted EBITDA provides a more complete understanding of the factors and trends affecting your business than GAAP measures alone. Clarify why you believe that your non-GAAP results provide a more complete understanding of your results of operations than your GAAP results. In this respect, explain why you believe that a measure that excludes recurring expenses resulting from your operating activities provides a more complete understanding of your business.

Response: The Company believes that Adjusted EBITDA, taken in combination with GAAP metrics, provides a more complete understanding of the underlying operations and business trends of the Company because it is a supplemental measure of operating performance and liquidity used by management to evaluate the performance of the business. Specifically, management uses Adjusted EBITDA in the preparation of the Company’s annual operating budget and monthly operating reviews, as well as to facilitate analysis of investment decisions.

Management utilizes Adjusted EBITDA as the primary metric for operating profitability and operating cash flow because Adjusted EBITDA eliminates the effect of factors over which management does not have control, especially in the near-term. As discussed further below, the Company has revised its disclosure to clarify that the adjustments to net income (loss) to derive Adjusted EBITDA are either non-recurring, non-cash or non-operating in nature. See pages 7, 36 and 62. By eliminating the effect of items that are recurring but either non-cash or non-operating, Adjusted EBITDA provides management with another measurement of the Company’s operating performance and liquidity that facilitates period over period comparisons as well as to other companies.

For example, share-based compensation is a recurring, non-cash expense. The Company believes this expense should be excluded from Adjusted EBITDA given its non-cash nature, similar to that of depreciation or amortization of intangibles. Further, the Company believes this item should be excluded from Adjusted EBITDA because the amount the Company is required to record as share-based compensation expense contains significant estimates and assumptions, such as share price and volatility, the variability of which can deter period over period comparisons. Given the significant estimates and assumptions and since companies are permitted to use different methods to calculate share-based compensation, the Company believes including this expense inhibits comparability of Company operating performance with other companies that may have chosen calculation methods or used estimates and assumptions different from the Company’s in their determination of non-cash compensation expense.

Importantly, the Company’s disclosure notes in its discussion of non-GAAP measures that Adjusted EBITDA must be considered in conjunction with GAAP measures such as net income (loss), income from continuing operations and cash

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

flows from operations to fully evaluate the operating performance of the Company’s business.

• Your disclosure states that Adjusted EBITDA is defined as EBITDA as adjusted for other non-recurring or non-cash items. However, it appears that all of your adjustments from your GAAP results are recurring, except failed acquisition charges, as you have a history of incurring these expenses in multiple periods. Therefore, please explain how you concluded that such activity is non-recurring when you have recorded expenses and income from these items in multiple periods. We refer you to Regulation S-K, Item 10(e)(1)(ii)(B) and Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response: The Company has revised its disclosure to clarify that the adjustments to net income (loss) to derive Adjusted EBITDA are either non-recurring, non-cash or non-operating in nature. See pages 7, 36 and 63. Of these adjustments to net income (loss), the following table categorizes the adjustments as non-recurring, non-cash or non-operating:

Adjustment to	Nature of
Net Income (Loss)	Adjustment
Depreciation	Non-cash
Intangible amortization (included in cost of revenue)	Non-cash
Amortization of intangibles	Non-cash
Interest expense, net of interest income	Non-operating
Income tax (benefit)	Non-operating
Loss from discontinued operations	Non-operating, non-recurring
Impairment of intangibles	Non-cash, non-recurring
Share-based compensation	Non-cash
Debt issuance cost extinguishment	Non-cash, non-operating
Rental income from capitalized building lease	Non-cash
Litigation expense	Non-recurring
Avega & XactiMed purchase accounting adjustments	Non-cash, non-recurring
Failed acquisition charges	Non-recurring
In addition to the failed acquisition charges and loss from discontinued operations, which are non-recurring and only occurred in one period, the other non-recurring adjustments are discussed below.

The impairment of intangibles is a non-recurring expense as this represents write-off of in-process research and development assets acquired by the Company through acquisitions. To the extent this item spans multiple periods, it is due to acquisitions having occurred in different periods. In each case, the in-process research and development write-off is a one-time, non-recurring item. This item,

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

specific to these acquisitions, will not occur in subsequent periods. The Company notes that this expense is also non-cash.

The Company believes its litigation expense is a non-recurring item as it relates to a specific, singular litigation. The case has been settled and no expenses have been incurred since the date of settlement.

The Company believes the Avega and XactiMed purchase accounting adjustments are non-recurring as these items represent the discount taken to deferred revenue balances at the time of the acquisition of each business. The deferred revenue discount is a one-time adjustment to fair value at the point in time at which the opening balance sheet is prepared for each acquisition. The majority of the deferred revenue written off, due to the fair value discount, impacts the subsequent four quarters of operating results. The Company notes that this expense is also non-cash.

• Please further clarify how you have determined that your non-GAAP measures are useful to investors. In this respect, please clarify whether your non-GAAP measures will disappear or become immaterial within the near-term finite period. If you are unable to overcome the burden of demonstrating the usefulness of your non-GAAP measures, please revise to remove such measures from your disclosure. We refer you to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response: The Company believes Adjusted EBITDA is and will continue to be frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the Company’s industry. For example, in addition to the use of this measure by the Company’s directors, management and certain of the Company’s existing stockholders that are affiliated with the Company’s directors, the Company’s current credit agreement has financial covenants utilizing an adjusted EBITDA metric that is highly similar to Adjusted EBITDA as presented in the Company’s prospectus. These covenants test the Company’s operating performance and liquidity.

As indicated above, the Company believes each of the adjustments to EBITDA will not occur in and are generally immaterial to subsequent periods, with the exception of share-based compensation and rental income from its capitalized lease obligation.

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

Management, page 86
Directors and Executive Officers, page 86
14.	Comment: We note that the description of Mr. Gressett’s business experience on page 87 does not specify his principal occupation and employment from 2002 through 2004. Please advise or revise your disclosure to provide the information required by Item 401(e)(1) of Regulation S-K.

Response: The Company has revised the disclosure to more clearly provide the required information. See page 90.
Terms of Directors and Composition of Board of Directors, page 88
15.	Comment: We note that the number of directors upon the closing of the offering being registered has been left blank. Please amend your registration statement as appropriate to identify any persons who have agreed to serve as directors, and to reflect the appointment of any additional director(s) to the board.

Response: The Company has revised the disclosure as requested. See pages 90 and 91.
Compensation Committee Interlocks and Insider Participation, page 89
16.	Comment: We note from page 104 of your related transactions disclosure that Parthenon Capital, Inc., an investment affiliate of Mr. Rutherford, is a party to a shareholders agreement and registration rights agreement with the company. Please expand the compensation committee interlocks section to provide a discussion of the material terms of contractual arrangements entered into or modified with Parthenon and any other affiliates of compensation committee members during 2006. See Item 11(1) of Form S-1 and paragraph (e)(4) of Item 407 of Regulation S-K.

Response: The Company has revised the disclosure to indicate that no contractual arrangements have been entered into or materially modified with any affiliates of compensation committee members during 2006. See pages 92 and 93.
Compensation Discussion and Analysis, page 91
Equity Awards, page 94
17.	Comment: You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

significant factor considered by the Compensation Committee when determining equity compensation and incentive plan compensation. Please provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation, and if applicable, how you weighted and factored them into specific compensation decisions. In addition, expand the disclosure in footnote 3 to the summary compensation table on page 97 to explain what constitutes “outstanding performance” on the part of each of the named executive officers who received discretionary cash awards based on individual performance. See Item 402(b)(2)(vii) of Regulation S-K.

Response: The Company has revised the disclosure to include additional discussion of the effect of individual performance on incentive compensation and what constitutes outstanding performance. See pages 97 and 98.
Certain Relationships and Related Transactions, page 104
18.	Comment: Discuss the criteria considered by the Audit Committee or other independent body of your board of directors when reviewing related party transactions. Discuss how you determine whether a proposed transaction with a related party would be on terms comparable to those available from a non-affiliated party.

Response: The Company has revised the disclosure as requested. See page 108.

19.	Comment: Revise the disclosure on page 10 relating to the loan by the company to Mr. Bardis to specify the amount of principal and the amount of interest Mr. Bardis repaid. See Item 404(a)(5) of Regulation S-K.

Response: The Company has revised the disclosure as requested. See page 108.
Security Ownership of Certain Beneficial Owners and Management, page 106
20.	Comment: Please revise the principal stockholder table to identify more clearly the natural person(s) exercising voting and dispositive powers over the shares held by each of Galen Management, L.L.C., Parthenon Capital, Inc., and Grotech Capital Group VI, LLC.

Response: The Company has revised the disclosure as requested. See page 111.

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

Financial Statements
MedAssets, Inc.
Independent Auditors’ Report, page F-3
21.	Comment: Your independent audit report states that the audit was conducted “in accordance with the auditing standards generally accepted in the United States of America.” However, the audit report must state that the audit was performed in accordance with the standards of the PCAOB since it is included in a registration statement in an initial public offering. We refer you to PCAOB Auditing Standard No. 1. Therefore, please confirm that the audit was performed in accordance with all applicable auditing and related professional practice standards of the PCAOB and revise the audit report as applicable.

Response: The Company confirms that the audit was performed in accordance with all applicable auditing and related professional practice standards of the PCAOB and the audit report has been revised accordingly. See page F-3.

22.	Comment: Please revise to indicate the city and State where the audit report was issued pursuant to Rule 2-02(a)(3) of Regulation S-X.

Response: The audit report has been revised to reflect the city and state where the audit report was issued. See page F-3.
Consolidated Balance Sheets, page F-4
23.	Comment: Please revise to include a pro forma balance sheet (excluding the effects of the offering) alongside the historical balance sheet, giving effect to the change in capitalization (but not the offering proceeds) pursuant to Section AU 560.05. Footnote disclosures to this presentation should clarify the status of your redeemable convertible preferred stock as a result of your initial public offering. In addition, pro forma earnings per share for the latest year and interim period should be presented in the statements of operations giving effect to the conversion (but not the offering).

Response: The Company has revised the disclosure as requested. See page F-4.

24.	Comment: We note from your disclosures on page F-20 of the filing that you include software development costs capitalized in accordance with SFAS 86 as a component of property and equipment. Revise your disclosures to present such capitalized costs in “other assets.” Refer to the guidance in Question 21 of the FASB Staff Implementation Guide to SFAS 86.

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

Response: The Company has have revised the disclosure as requested and has reclassified software development costs capitalized in accordance with SFAS 86 to other assets for all periods presented in accordance with the FASB Staff Implementation Guide to SFAS 86. See pages F-4 and F-22.
Consolidated Statements of Operations, page F-5
25.	Comment: We note that you have presented administration fees on gross basis and separately presented the revenue share obligation to arrive at total net revenue on your statement of operations. Since you are required to report your administrative fees on a net basis, you are not permitted to characterize gross amounts as revenues or report gross amounts in a column that sums to net income or loss on your statement of operations pursuant to paragraph 20 of EITF 99-19. Please revise your consolidated statements of operations accordingly.

Response: The Company has revised the disclosure pursuant to the requirements of paragraph 20 of EITF 99-19. See page F-5.

26.	Comment: The disclosures throughout your filing indicate that your sales arrangements may include both products and services. Please clarify where you have classified revenue derived from product sales and how your presentation of product and service revenue complies with Rule 5-03 of Regulation S-X.

Response: The Company offers its customers both products and services. Although the majority of the Company’s software business is comprised of application service provider solutions, the Company does have tangible software license products. The revenue associated with these products is combined with Other Service Fees in the Company’s Statement of Operations as separate disclosure is not required by Rule 5-03 of Regulation S-X because the Company’s product sales represent less than 10% of total net revenue. The costs associated with these product sales are combined with the Cost of Revenue in the Company’s Statement of Operations.

27.	Comment: Your disclosure on page 41 states that you classify amortization of software, including capitalized software development costs, as depreciation expense. Revise to classify amortization of software development costs as a component of cost of sales pursuant to Question 17 of the FASB Staff Implementation Guide to SFAS 86.

Response: The Company has revised the disclosure to reflect the reclassification of the amortization of software development costs for software to be sold, leased, or otherwise marketed to cost of sales for all periods presented in accordance with the FASB Staff Implementation Guide to SFAS 86. See pages 6, 47, 50, 54, F-5, F-127 and F-129.

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

Notes to Consolidated Financial Statements
Note 1. Description of Business and Significant Accounting Policies
Revenue Recognition, page F-12
28.	Comment: We note that you bundle and sell your products and services through various arrangements, i.e. fee-for-service basis, fixed fee basis, a fee structured based solely on administration fees and contingency-based performance model. Your disclosure states that you allocate fair value to the various elements in these arrangements based on the provisions of EITF 00-21. Please clarify how your policy for allocating fair value complies with the provisions of EITF 00-21 for each type of arrangement that you sell. Clarify the elements for which you have and have not established fair value as part of your response. Please be as detailed as possible in your response.

Response: The Company may bundle one or more of its service or product offerings into a single arrangement. The Company has a variety of pricing structures that it may offer in arrangements to its customers. The Company has internally defined those pricing structures as Fee for Service, Fixed Fee, and a Fee structure based on administrative fees. Regardless of the type of pricing structure involved in the arrangement, the Company’s policy for allocating fair value of the arrangement is as follows:

At the inception of each arrangement the Company identifies each deliverable and determines whether it should be treated separately or combined with other deliverables for purposes of revenue recognition. The Company’s multi-element arrangements consist of one or more of the following service or product deliverables (units of accounting):
1)	Group purchasing services;

2)	Consulting services;

3)	ASP-based subscription and implementation services;

4)	Software licenses;

5)	Software installation services;

6)	Software implementation services;

7)	Software support services; and

8)	Software training services.
The Company combines subscription services and implementation services together and treats them as one element given the ASP implementation does not provide standalone value to the customer.

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

The Company’s bundled product and service arrangements are generally sold as Service Arrangements or Software Arrangements (i.e., Service Arrangements do not include software or software related service elements and vice versa).
Service Arrangements include one or more of the following deliverables:
•	Group purchasing services;

•	Consulting services; and

•	ASP based subscription and implementation services.
Software arrangements include one or more of the following deliverables:
•	Software license;

•	Software installation services;

•	Software implementation services;

•	Software support services; and

•	Software training services.
The Company evaluates Service Arrangements under the guidance of EITF 00-21 and the Company evaluates Software Arrangements under the guidance of SOP 97-2. The remaining discussion below will focus on the multi-element Service Arrangements accounted for under EITF 00-21.

The Company allocates the total arrangement consideration to the individual elements within the arrangement based on their relative fair values. Revenue is then recognized for each element according to its revenue recognition methodology as follows:
•	Group purchasing services — revenue is recognized upon the receipt of vendor reporting;

•	Consulting services — revenue is recognized as services are performed using the proportionate performance method; and

•	ASP based subscription and implementation services — revenue is recognized ratably over the longer of the subscription period or customer relationship period, whichever is longer.
The Company establishes objective reliable evidence of fair value for each element of a Service Arrangement based on the price charged for a particular element when it is sold separately in a stand alone arrangement. The Company has established evidence of fair value for group purchasing services, consulting services, and ASP based subscription and implementation services.

Certain of the Company’s arrangements include performance targets. These performance targets generally relate to committed financial improvement to the Company’s customers from the use of Company services. In the event the

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

performance targets are not achieved the Company is obligated to refund or reduce a portion of its fees. The Company has internally labeled these types of arrangements as Contingency based performance models.

In arrangements that involve performance targets the Company follows the same policy as described above with regard to separating each deliverable and assigning relative fair values to each element at the inception of the arrangement. However, the amount of revenue recognized on a particular delivered element is limited to the lesser of (a) the amount otherwise allocable to that item based on using the relative fair value method, or (b) the allocable amount that is not contingent meeting other performance conditions. In all cases, revenue recognition is deferred on each element until the performance contingency has been removed and the related revenue is no longer at risk.

The Company has revised the disclosure on pages F-13 and F-14 to more clarify the matters discussed above.

29.	Comment: Revise your disclosure to discuss the accounting policy for each unit of accounting as well as how units of accounting are determined and valued pursuant to the disclosure requirements of SAB Topic 13.B with respect to your multiple elements arrangements.

Response: Please see the Company’s response to Comment 28. The Company has revised the disclosure as requested. See pages F-14 and F-15.

30.	Comment: Your disclosure indicates that you recognize revenues for consulting contracts that contain performance targets using a contingency-adjusted performance model. Please clarify the nature of these types of arrangements, including the typical performance terms. Please tell us and revise your disclosures to explain how performance is measured and how your policy complies with the SAB 104.

Response: The Company generates revenue from consulting arrangements that include performance targets. The performance targets generally relate to achievement of customer financial improvement from the use and implementation of initiatives that result from the Company’s consulting services.

For example, the Company offers consulting services to reduce the cost of certain supplies used by customers. The Company generally charges a fixed dollar amount for the consulting service and commits that it will identify 3X its fees in savings or the Company will reduce its fees pro-rata for the amount of savings identified if the amount is below 3X. The engagements generally range from six to twelve months and involve identifying and working with the customer to negotiate better prices from the manufacturer of the supplies covered in the engagement. As new supply purchasing contracts are executed by the customer for reduced pricing, the

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

identified savings is quantified by multiplying the average number of supplies utilized by the customer in a given period by the incremental reduction in the new price compared to the old price.

As described above, performance targets are measured as initiatives are identified and implemented and the financial improvement can be quantified by the customer. If a performance target is not achieved, the Company is obligated to refund or reduce a portion of its fees.

Under these arrangements, revenue is deferred and recognized as the performance target is achieved and the applicable contingency is released as evidenced by customer acceptance. All revenues are fixed and determinable prior to recognition in the financial statements as required by SAB 104. See page F-13.

31.	Comment: Your disclosure indicates that software licenses and related fees are recognized ratably over the period in which the services are expected to be preformed or over the software support period, whichever is longer, beginning with the delivery and acceptance of the software product, provided that all revenue recognition criteria are met. Please explain how you determine acceptance has occurred and whether acceptance of the software is impacted by the other services present in the arrangement, such as implementation services. In addition, please clarify your allocation and revenue recognition policy for non-software related services that may be present in your software arrangements (e.g. subscription revenue for ASP based services).

Response: The Company’s software arrangements include contractual acceptance provisions that either state (1) the acceptance criteria; or (2) state a specific period of time in which the product must be accepted or returned after the software has been installed. In arrangements that state acceptance criteria, the software must demonstrate the ability to perform certain tests as described in the contract. Upon successful completion of the tests, the software is deemed to be accepted. For arrangements that contractually state a specific period of time in which the product must be accepted or returned (generally 30 to 60 days), once the period expires and the product has not been returned, the software is deemed to be accepted.

The Company’s software acceptance is impacted primarily by installation services. Generally, the software is downloaded to the customer’s hardware and installation is performed in a short period of time after the delivery of the software. The installation does not involve complex activities.

In evaluating customer acceptance, the Company considers the following factors:
•	whether the product being sold is an existing product or a new product;

•	whether the acceptance provision is one of the Company’s standard acceptance provisions described above or specific to a particular customer;

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

• the length and complexity of the installation period; and

• the length between 1) the installation and 2) the expiration of the acceptance period.

The Company allocates non-software related services based on the guidance provided in EITF 00-21 and recognizes those services using SAB 104. For example, subscription arrangements for ASP-based services provide a nonexclusive, nontransferable license to use the application software but the customer does not have the contractual right to take possession of the software at anytime. As a result, the Company accounts for hosted arrangements as a service transaction under the guidance of SAB 104. Application service provider revenue is recognized ratably over the contract term or customer relationship period, whichever is longer, beginning with the application software activation date.

32.	Comment: Your disclosure states software license revenue is generally recognized together with the service revenue based on contract accounting as prescribed by SOP 81-1 using a proportional performance method when the arrangements that do not qualify for separate accounting as a service transaction under SOP 97-2. Please clarify how you evaluate paragraph 63 through 71 of SOP 97-2 when determining whether contract accounting should be applied to your arrangements. Explain how you evaluate whether the services significantly alter the features or functionality of your software. In addition, please note that the proportional performance recognition model is a model that is contemplated by SAB Topic 13, not SOP 81-1. Therefore, if you are required to apply contract accounting to your arrangements, you would be required to apply a model proscribed by SOP 81-1, such as the percentage-of-completion or completed contract model. Alternately, if your arrangements are not in the scope of SOP 81-1, you would apply the proportional performance model as contemplated by SAB Topic 13. Please clarify your accounting and revise your disclosure accordingly.

Response: The Company’s software arrangements generally include service elements comprised of installation, implementation and training. The Company evaluates paragraphs 63 through 71 of SOP 97-2 as described below to determine whether the services can be accounted for separately as the services are performed.

The Company determines VSOE of each element by evaluating the price charged for the element when that element is sold separately. The Company generally cannot establish VSOE of its services as the prices of the elements vary and they are generally not sold separately.

The Company evaluates the contractual language describing the services and related pricing in its arrangements and believes that its service elements are clearly described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services.

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

The Company evaluates the characteristics of the services being performed and believe that in most arrangements its services have the following characteristics described in paragraph 71 of SOP 97-2:

• the Company is not modifying or customizing its software;

• the Company is primarily providing the following types of services: loading of software; training of customer personnel; and implementation services, such as planning, data conversion, building simple interfaces, running test data, and developing documentation;

• the Company is an experienced provider of these services;

• the services do not carry a significant degree of risk or unique acceptance criteria; and

• customer personnel are dedicated to and are an integral part of the services being performed.

For those arrangements that meet the criteria described above the Company applies the guidance provided in paragraph 67 of SOP 97-2. Given that the Company is unable to establish VSOE and after installation and acceptance of the software the only undelivered element is services that do not involve significant production, modification or customization of the software, the entire arrangement fee is recognized as the services are performed.

In a limited number of arrangements, the Company has provided certain customization or modification services. In those arrangements, the Company has applied contract accounting and recognized revenue under the guidance of SOP 81-1 using the percentage of completion method. See page F-14.

33.	Comment: Revise your revenue recognition policy to disclose how you account for known losses on fixed price contracts, if applicable.

Response: The Company has revised its disclosure as requested. See page F-15.

Deferred Implementation Costs, page F-14

34.	Comment: Please clarify the type of direct costs that you defer and recognize over the period of expected benefit. Cite the authoritative literature that you apply for each type of deferred cost and expense. Please tell us how you considered the guidance in SAB Topic 13(A)(3)(f), Question 3.

Response: The Company defers direct costs that relate substantially to the implementation of its ASP-based subscription products. These costs primarily include the direct labor involved to convert customer data to a usable form for its ASP-based platforms. The Company incurs these costs at the inception of its subscription-based services to enable its services to be accessed by the customer. The Company’s implementation costs do not represent a separate earnings process

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

and are arrangement specific. The Company expenses these costs over the period of expected benefit, which matches the period that the related upfront fees for implementation are recognized as revenue. In this manner, expense is ratably matched to the related revenue generated. The recognition of both deferred implementation costs and deferred revenue from upfront fees begin when the customer has access to the Company’s web-based services.
The Company has considered the guidance of SAB Topic 13(A)(3)(f), Question 3. This guidance states that, “the staff believes that the incremental direct costs (Statement 91 provides an analogous definition) incurred related to the acquisition or origination of a customer contract in a transaction that results in the deferral of revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91.”

The guidance of paragraph 4 of FASB Technical Bulletin 90-1 best summarizes the Company’s policy treatment. Analogous to this guidance, the deferred implementation costs that the Company incurs are incremental direct acquisition costs. In other words, these are costs that are directly related to the acquisition of the related specific customer contracts and would not have been incurred if such customer contracts were not acquired. As allowed by this guidance, the Company defers these implementation costs and expenses them in proportion to the implementation fee revenue recognized, which equates to a straight-line basis for both expense and revenue. All other costs, including general and administrative overhead, advertising expenses, unconsummated contract costs, and other indirect costs are expensed as incurred.
Note 3. Goodwill and Indefinite Life Assets, page F-21
35.	Comment: Your disclosure on page F-15 indicates that you determined that the fair value of your reporting units exceeded the carrying amount as of December 31, 2006 and 2005 and June 30, 2007. Explain how you considered your history of operating losses for the Revenue Cycle Management operating segment and cash flow deficits from operating activities when evaluating the fair value of your reporting units in this segment.

Response: The historical operating losses of the Revenue Cycle Management segment were primarily driven by large amounts of amortization expense associated with acquired identified intangibles of the segment. The Revenue Cycle Management segment has demonstrated positive cash flows from operations for all periods presented in the Registration Statement.

Since the Company was not a publicly traded company, it could not use quoted market pricing for valuation purposes in any of the periods presented in the Registration Statement. Instead, the Company used a present value technique that

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

included estimates of future cash flows that incorporated assumptions that marketplace participants would use in their estimates of fair value. The future cash flow estimates used in the valuation were based on reasonable and supportable assumptions and were not inconsistent with previous operating results.

Note 4. Other Intangible Assets, page F-22

36.	Comment: We note the weighted average useful life of the customer base is nine years as of June 30, 2007. We further note from your disclosures on page F-15 of the filing that customer base intangible assets have estimated useful lives ranging from five to fourteen years. Tell us how you considered the factors in paragraph 11 of SFAS 142 when determining that these intangible assets will contribute to your cash flows for this period of time.

Response: In determining and estimating the useful lives of the Company’s acquired customer base intangible assets, the Company considers the specific facts and circumstances of each acquired customer base. Primarily all of the Company’s acquired customer base intangible assets relate to hospitals, healthcare systems or other healthcare related facilities.

The Company considers the following factors in paragraph 11 of SFAS 142 when determining the period of time that the acquired customer base intangible assets will contribute to its cash flows:

	•	the length of the historical relationship of the acquired customer base;

	•	any legal, regulatory, or contractual provisions that would limit the useful life of the acquired customers base;

	•	any contractual provisions that enable the renewal or extension of the acquired customer base;

	•	the stability of the healthcare industry;

	•	the obsolescence of acquired services or products sold to the acquired customer base; and

	•	any competitive or other business trends that could limit the useful life of the acquired customer base.

Given the nature and stability of the healthcare industry, and that most of the Company’s hospital and healthcare customers have been in business for long periods of time, the Company expects them to continue operations. Although the healthcare industry is a heavily regulated industry, the services and products that the Company offers are not overly sensitive to sudden regulatory change. The services and products the Company delivers tend to be recurring in nature and, therefore, most acquired businesses have experienced long established relationships with low or minimal customer attrition rates. The Company evaluates the initial terms and historical renewal rates of contracts. The Company also evaluates obsolescence

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

factors in contractual relationships that involve technology products and or technology enabled services.

Based on the factors described above, the Company believes that estimated acquired customer relationship periods ranging from five to fourteen years is a reasonable estimate of the expected cash flows to be generated from acquired customers.
Note 5. Acquisitions, page F-23.
37.	Comment: Please revise to disclose a description of the factors that contributed to a purchase price that resulted in the recognition in goodwill for each acquisition pursuant to paragraph 51.b of SFAS 142.

Response: The Company has revised the disclosure as requested. See pages F-26 and F-27.

38.	Comment: Please clarify how you valued the Series I and H Preferred Stock issued in connection with the XactiMed and Avega Health Systems acquisitions, respectively.

Response: With regard to the Series I preferred stock (issued on May 18, 2007) the Company had a contemporaneous valuation performed by an independent third party valuation firm near the issuance date of the Series I preferred stock (as of May 21, 2007). The valuation consisted of the determination of the Company’s business enterprise value using both the income approach and market approach. The business enterprise values determined by each method were then weighted using a 50/50 split to determine the final business enterprise value. The business enterprise value was then allocated to the outstanding debt and to each class of outstanding security.

With regard to the Series H preferred stock (issued January 1, 2006), the Company performed an internal valuation using discounted future expected cash flows to arrive at a business enterprise value (calculated contemporaneous with the date of issuance). The business enterprise value was then allocated to the outstanding debt and to each class of outstanding security. In addition, the Company compared the internally derived value to the Company’s December 31, 2005 stock valuation performed by an independent third party valuation firm noting that the value assigned to the Series H preferred stock was within a reasonable range of the other series of preferred stock of the Company, valued as part of the independent valuation.
Note 8. Redeemable Convertible Preferred Stock, page F-34
39.	Comment: We note that you are accounting for the Series E Preferred Stock as an option and you accounted for this option in accordance with EITF 00-23 and FIN

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

44. Please further clarify how you determined that it was appropriate to account for this preferred stock as an option. In addition, please clarify the accounting guidance you apply to this option upon the adoption of SFAS 123R.

Response: In March 2003, the Company acquired certain assets and liabilities of Aspen Healthcare Metrics (“Aspen”). As part of the acquisition consideration, shares of Series E Preferred Stock were issued to the owners of Aspen. At the acquisition date the Company received notes receivable from the former owners of Aspen related to income tax payments made by the Company on their behalf. The former Aspen owners pledged 100,000 shares of their Series E preferred stock as collateral for the notes receivable. The notes receivable could be prepaid or the Series E stock pledged as collateral could be forfeited in lieu of payment of the notes.

The Company has interpreted Issue 50 of EITF 00-23 to be analogous to a situation that would be a non-recourse note receivable issued with stock. Due to the fact that the Company has non-recourse notes receivable tied directly to the stock issued at acquisition, the Series E preferred stock would be viewed as falling within the scope of Issue 50.

The Company concluded that the notes receivable would be accounted for as a variable instrument due to the provisions of EITF 95-16 which states, among other things, that the provision for prepayment of the notes receivable would require it to be a variable award (the terms are not fixed at the date of grant).

The Company has continued to account for the notes receivable, in accordance with past practice, as a variable instrument under paragraph 83 of SFAS 123(R).

40.	Comment: We note that you have issued Series F Preferred Stock Option Units. Therefore, it appears that you have issued warrants on shares that are redeemable. Please tell us how you have evaluated SFAS 150, paragraph 11, and FASB Staff Position No. SFAS 150-5 when accounting for these warrants and any other preferred stock warrants issued.

Response: The Company believes that the Series F Stock Option Units do not represent an obligation to repurchase equity shares under the guidance provided by paragraph 11 of SFAS 150 and FAS 150-5. The option units entitle the holder to one share of Series F preferred stock and approximately .385 shares of common stock for each option unit. The holders of the Series F preferred stock do not have the unilateral right to require the Company to redeem the Series F Preferred Stock as of any date. As such, the Series F Preferred Stock is not deemed to be mandatorily redeemable.

41.	Comment: Please clarify how you considered the conversion features embedded in the preferred stock host for each series of the preferred stock issued. In this regard, explain how you considered the provisions of EITF 98-5 and EITF 00-27

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

when determining whether a beneficial conversion feature was present in each series of redeemable convertible preferred stock issued.

Response: Each of the Company’s series of preferred stock contains conversion features. The conversion features allow the holders of the preferred stock to convert preferred shares into common shares at a ratio of 1:1 or slightly more than 1:1 as a result of antidilution adjustments under the Company’s certificate of incorporation.

In accordance with EITF 98-5 and EITF 00-27, the Company evaluated the effective conversion price and the fair value of the Company’s common stock at each date of issuance (or commitment) and determined that the conversion price was not less than the fair value of the common stock at the time of issuance or “in the money” at that time. Therefore, the preferred stock was not beneficially convertible at the date of each issuance.
Note 10. Stock Options, page F-42
42.	Comment: Your disclosure indicates you have adopted SFAS 123R utilizing the modified-prospective transition method. However, it appears that prior to adopting SFAS 123R, you used the minimum value method of measuring equity share options for purposes of complying with SFAS 123. If this is correct, you would be required to adopt SFAS 123R using the prospective method pursuant to paragraph 83 of SFAS 123R. Please advise or revise as appropriate.

Response: Prior to adopting SFAS No. 123(R) the Company used the minimum value method of measuring equity share options. As such, the Company incorrectly implemented the modified prospective method upon the adoption of SFAS No. 123(R). The Company has revised the disclosure to reflect the prospective method. Additionally, the revision resulted in a $232,000 increase to net income (or 2.6%) for the year ended December 31, 2006 and a $95,000 increase to net income (or 2.0%) for the six months ending June 30, 2007. The Company has decided to restate its financial Statements for the effects of the correction. Please see pages F-60 and F-61.

43.	Comment: Please revise to include the effect that the fair value provisions of SFAS 123 would have on net income and net income per share for the year ended December 31, 2004 in your tabular disclosure. We refer you to paragraph 84 of SFAS 123R.

Response: The Company has revised the disclosure as requested. See page F-46.
44.	Comment: Revise to include the disclosures required by paragraph A240(c) and (g) of SFAS 123R for each year in which an income statement is provided.

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

Response: The Company has revised the disclosure as requested. See page F-48.

45.	Comment: Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date:

	•	the nature and type of stock option or other equity related transaction;

	•	the date of grant/issuance;

	•	description/name of option or equity holder;

	•	the reason for the grant or equity related issuance;

	•	the number of options or equity instruments granted or issued;

	•	the exercise price or conversion price;

	•	the fair value of underlying shares of common stock;

	•	adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;

	•	the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;

	•	the amount and timing of expense recognition; and

	•	indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Response: See Annex A, attached hereto, for the requested information.

46.	Comment: Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

Response: Please see Annex A, attached hereto for a listing of grants and of the common stock valuations associated with each grant.

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

We obtain unrelated, independent, contemporaneous stock valuations from a national valuation firm. The stated purpose of the valuations received was to estimate the fair value of the Company’s common stock and to assist the Company with the determination of strike prices for granted (or to be granted) stock options. The valuation firm does not assume any responsibility to any third party to which their advice or portions of their report are disclosed or otherwise made available and therefore will not provide consent for their use in the Registration Statement.

The valuations of the Company’s common stock have not included illiquidity or minority discounts since the Company’s valuation as of December 31, 2004 when a 10% marketability discount was taken.

47.	Comment: Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response: The Company advises the Staff that the offering price has not yet been determined and, based on its discussions with the underwriters, it believes that it is currently not feasible to firmly estimate the proposed price range at this time. Moreover, the Company believes that any price range that the Company could provide the Staff at this time would be subject to an undue risk of material revision. The Company will provide the Staff in a subsequent filing an estimated price range that the Company would expect to use. The Company began to consult in earnest with underwriters regarding a potential IPO in or around May 2007.

48.	Comment: As applicable, consider revising to include the following disclosures for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

•	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and

•	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

Response: The Company has revised the disclosure as requested. See page 47.
Note 11. Income Taxes, page F-46
49.	Comment: Please clarify the accounting method that you changed which caused the reversal of the valuation allowance of approximately $8 million. Tell us how you determined that the method that you changed from was a generally accepted accounting principle. We refer you to paragraph 2.c of SFAS 154.

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

Response: The Company has revised the disclosure to clarify that the change in accounting method was the change in its revenue recognition policy for administrative fees from the Estimated Shipment Method to the As Reported method. See page F-47. The Company has previously discussed both of these methods extensively with the Office of the Chief Accountant (Sandie Kim was the Company’s most recent contact).

The financial accounting change occurred in 2004. All financial statements in the Registration Statement reflect the As Reported method. However, for tax accounting purposes, the Company was not permitted to reflect this change until approval was received by the Internal Revenue Service (“IRS”), as this change did not qualify as an automatic method change. Therefore, as of December 31, 2005, when the valuation allowance was released on all federal net operating losses, the Company retained its valuation allowance on this deferred tax asset. Since this was not an automatic method change, as defined by the IRS, the Company had no guidance upon which to rely that the IRS would approve the Company’s method change. In June 2006, the IRS agreed with the Company’s position and we now use the same method of revenue recognition for financial and income tax purposes for tax years 2005 and later.

50.	Comment: Your disclosure indicates that there are two acceptable methods to determine whether or not excess tax benefits are realized, the “with and without” and “tax law” methods. Please define each of these methods and clarify why you believe that SFAS 123R provides an alternative for realizing excess tax benefits. Please clarify how the “tax law” method that you are currently applying complies with the provisions of SFAS 123R, paragraphs 59 through 63. In addition, clarify the method that you applied prior to the adoption of SFAS 123R and clarify how your accounting complied with APB 25, paragraph 17.

Response: In applying SFAS No. 123(R), the Company relies on several interpretations and published guidance on paragraphs 59-63 of the standard. Most specifically, the Company relies on guidance published by the SFAS No. 123(R) Resource Group (an informal advisory group to the FASB that addresses Statement 123(R) issues) concerning the realization of tax deductions for equity compensation in the same year as net operating loss deductions from prior years. This also specifically relates to footnote 82 of SFAS No. 123(R) related to realization of stock option deductions while carrying forward net operating loss deductions, which is the Company’s current factual situation.

The SFAS No. 123(R) Resource Group concluded at its September 2005 meeting that either of two methods is acceptable and that enterprises should adopt one of the methods and then follow that method consistently. The two methods are:

1.	Incremental approach (also known as the “with and without approach”) — Enterprises following this approach should determine the extent to which the

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

excess tax deductions reduce taxes payable using a with-and-without approach. That is, those enterprises should compare their actual income taxes payable for the period to the amount their income tax payable would have been absent the deduction for employee share-based payments in excess of the amount of compensation cost recognized for financial reporting. Thus, net operating loss carryforwards would normally be considered “used” for financial reporting purposes before the current period’s share-based deduction. Any incremental reduction in taxes payable attributable to the “excess” share-based payments deduction should be credited directly to equity. In computing the incremental reductions in taxes payable under this approach, the SFAS Statement 123(R) Resource Group also concluded that enterprises could elect as an accounting policy to either include in or exclude from this computation the indirect effects of the excess tax deduction (e.g., the effect of the excess deduction on the enterprise’s research and development tax credit claimed for the period).

2.	Follow the tax law approach — Under this approach, enterprises will follow the ordering provisions of the tax law (as mentioned above, current period share-based payment deductions are used prior to utilization of operating loss carryforwards) to determine when excess share-based payment deductions are considered to have reduced taxes payable and are therefore recognized for financial reporting purposes. This approach is based on an analogy to the requirements for tracking and recognizing tax benefits acquired in business combinations. Paragraph 268 of SFAS 109 provides guidance about using the tax law to determine the ordering of recognition of acquired tax benefits. By analogy, that guidance also provides that, if the ordering is not determinable by looking to provisions of the tax law, the reduction in taxes payable attributable to excess deductions should be determined by prorating the reduction in taxes payable.

The Company has elected to follow the tax law method and believes, based upon the above interpretation, this method complies with paragraphs 59-63 of SFAS No. 123(R) regarding the determination of when excess tax benefits of exercised stock options are realized.

While footnote 82 of SFAS No. 123(R) specifies that if the grantor will not benefit from the excess tax benefit resulting from the true-up of deferred taxes at the time of the taxable event (e.g., option exercise or share vesting) because, for example, it has a net operating loss carryforward that is increased by the excess tax benefit, then the tax benefit and the credit to additional paid-in capital would not be recognized until the deduction reduces current taxes payable. While SFAS No. 123, APB 25 and SFAS No. 109 previously were not clear on this matter, the Company believes that the predominant practice prior to the issuance of SFAS No. 123(R) was to recognize such excess tax benefits when the taxable event occurred (i.e., when the tax deduction is taken, without regard to the FASB’s current definition of realization) and recognize a valuation allowance against the resulting deferred tax asset, if necessary. Accordingly, the Company believes that the new

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

requirement in SFAS No. 123(R) regarding the recognition of excess tax benefits is a significant change in practice.

Prior to 2005, the Company had no significant stock option exercises. In 2005, only the true deferred tax asset (previously expensed amount) was considered for deferred tax purposes. Since the Company was in an Alternate Minimum Tax situation, the excess tax benefit was nominal. Therefore, the Company believes that its accounting complied with paragraph 17 of APB 25 in all material respects.

51.	Comment: We note from your disclosures that you reversed a portion of your valuation allowance and recognized a discrete income tax benefit of approximately $10.5 million and $9.0 million during the years ended December 31, 2005 and 2006. We further note you incurred losses before income taxes during the year ended December 31, 2006. Provide us with your analysis of the positive and negative evidence considered in your determination that such a significant amount of deferred assets should be realized pursuant to paragraphs 20 through 25 of SFAS 109. As part of your response, clarify whether you have existing contracts or firm sales backlog that produce more than enough taxable income to realize the deferred tax asset. If not, please explain the information that you relied upon when determining that your future earnings will be sufficient to realize your deferred tax asset.

Response: The valuation allowance released for 2005 related to the valuation allowance placed upon the Company’s federal net operating losses only. The Company examined the expiration schedule of its federal net operating losses. The Company also analyzed its projected future taxable income and operating income. Included in this analysis was consideration for the Company’s current contractual customer revenue backlog. The Company determined that its future taxable income was more than adequate to utilize all of its federal net operating losses and, therefore, release the overall valuation on its net deferred tax assets, retained valuation allowances on its submitted tax accounting method change with the IRS and its state net operating losses.

In June 2006, the IRS confirmed that the Company’s request for a change in accounting for tax purposes was approved. Since this was approved in the second quarter of 2006, the Company released the remaining valuation allowance related to this method change.

In 2006, the Company considered the non-recurring transactions which contributed to both its net operating loss and its taxable loss. The Company paid an significant legal settlement in the second quarter of 2006. But for this settlement, the Company would have realized net operating income. From a taxable income perspective, the Company recognized a significant amount of excess tax benefit on stock option exercises in the fourth quarter. The Company paid a substantial dividend in the fourth quarter of 2006, which impacted the decision of many employees to exercise their

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

options. Approximately 60% of the 2006 exercised stock options occurred within 30 days of the dividend payment. But for these exercises and the legal settlement, the Company would have realized a significant amount of taxable income for 2006. Based upon the Company’s current forecast for the next three years and projected reversal of its temporary differences, the Company does not believe that any of its federal net operating losses are in danger of expiring prior to use.
Note 12. Income (Loss) per Share, page F-49
52.	Comment: Please clarify how you have considered the guidance in Issue 7 of EITF 03-6 when calculating your basic EPS for the year ended December 31, 2005, which requires participating securities to be included in the computation of basic earnings per share when net income is reported using the two-class method. In addition, tell us how you considered the guidance in Issue 5 of EITF 03-6 for all periods in which you have recognized a net loss attributable to common shareholders. In this respect, please tell us whether your participating securities are required to participate in your net losses.

Response: The Company has revised its disclosure in accordance with the provisions of EITF 03-06. The adjustments are primarily in Note 12 of the Company’s notes to the consolidated financial statements. The disclosure was adjusted to present the two-class method with the inclusion of the Company’s participating convertible preferred stock in the denominator of the Basic EPS calculation when dilutive. The Company also adjusted the disclosure in Note 1 under the heading Basic and Diluted Net Income and Loss Per Share to present the use of the two-class method as prescribed by EITF 03-06. See pages F-19, F-20, F-53 and F-54.

With respect to Issue 5 of EITF 03-06, the Company has not included the convertible preferred stock in the calculation of Basic EPS in the periods in which we recognized a loss as the preferred shareholders do not share in the loss as described by paragraph 18a and 18b of Issue 4 of EITF 03-06.

The Company has presented Basic and Diluted EPS for common shareholders. Basic and Diluted EPS for preferred shareholders have not been presented as management does not believe such disclosure would be meaningful and the disclosure is not required by SFAS No. 128 (pursuant to EITF 03-06 Issue 1a).

53.	Comment: Please clarify how your computation of diluted earnings per share complies with paragraph 11 of SFAS 128. In this respect, clarify how you considered the requirement to adjust the numerator to add back any convertible preferred dividends.

Response: Paragraph 11 of SFAS 128 requires that convertible preferred stock dividends be added back to the numerator for the calculation of Diluted EPS. However, the Company has not included the convertible preferred stock dividend

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

in the numerator of the Diluted EPS calculation as doing so would be antidilutive to Basic EPS since the Company has included the convertible preferred shares in the denominator of Basic EPS in accordance with EITF 03-06.

The Company has concluded based upon its review of SFAS No. 128 and EITF 03-06 that the inclusion of the preferred dividends in the numerator of the calculation of Basic EPS under the two-class method is not permitted. As such, the Company has not included the preferred dividends in the numerator of either the Basic or Diluted EPS calculations.

54.	Comment: Revise to disclose the individual income and share amounts effects of all securities that affect earnings per share pursuant to paragraph 40.a of SFAS 128. In addition, revise to disclose the effect that has been given to preferred dividends in arriving at income to common stockholders in computing basic EPS pursuant to paragraph 40.b of SFAS 128.

Response: The Company has revised Note 12 to its consolidated financial statements to provide more insight into the individual components of its Basic and Diluted EPS numerators and denominators as prescribed by SFAS No. 128 paragraph 40a. The Company has also provided disclosure in Note 12 regarding the effect given to the preferred stock dividends to arrive at the net income or loss attributable to common stockholders as prescribed in SFAS No. 128 paragraph 40b. See pages F-53 and F-54.
Note 13. Segment Information, page F-50
55.	Comment: Your disclosure states that your chief operating decision maker uses operating income and certain Non-GAAP measures to assess segment performance. Based on your disclosure on pages F-51 through F-53, it appears that your measure of segment profit or loss is operating income. If this is correct, please revise to clearly disclose that operating income is the measure of segment profit or loss that is used by your chief operating decision maker. In addition, please remove reference to other measures that are reported to your chief operating decision maker which are not in conformity with SFAS 131. We refer your to Question 20 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response: Pursuant to the requirements of SFAS No. 131 and as suggested by Question 20 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, the Company has removed the reference to Non-GAAP measures used by its chief operating decision maker in the segment footnote disclosure. See page F-54.

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

MD-X Solutions and Affiliates
Financial Statements
Notes to the Combined Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-76
56.	Comment: Your disclosures indicate that clinical and technical appeal revenue and silent PPO revenue fees are calculated as percentage of cash recoveries received by the client and earned in the month that the client receives the benefit from the services. Please clarify when you recognize revenue for these service transactions and what type of evidence you rely upon to determine the amount of revenue to recognize.

Response: Pursuant to SAB 104 Topic 13(A)(4)(d), MD-X recognizes revenue after customers have received payments from third parties. MD-X confirms the exact amount and timing of the customer’s cash receipts via the MD-X’s electronic interface with customer patient accounting accounts receivable and cash application systems.

57.	Comment: You indicate that full business outsourcing revenue is earned over the contract period and is calculated based on a percentage of cash collections received by the client during the contract period. Please clarify the nature of these services and what type of evidence you rely upon to determine the amount of revenue to recognize.

Response: For certain customers, MD-X performs complete billing and cash collection functions using MD-X employees who are not stationed at customer locations in exchange for a percentage of the customer’s collections. Revenue is recognized after customers have received payments from third parties in accordance with SAB 104 Topic 13(A)(4)(d). The Company uses the customer’s patient accounting systems to process the billing and cash receipts on their behalf. Therefore, the Company knows the exact amount and timing of the customer’s cash receipts and applies the percentage service fee to the collection amounts.
Unaudited Pro Forma Financial Statements, page; F-117
58.	Comment: Revise the disclosure in the notes to the pro forma balance sheet to provide a schedule showing the calculation of the purchase price of the MD-X Solutions acquisition.

Response: The Company has revised its disclosure to include a schedule showing the calculation of the purchase price of MD-X. See page F-126.

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

59.	Comment: Revise your pro forma statements of income to show the dollar amount of each pro forma adjustment.

Response: The Company has revised the statements of income to show the dollar amount of each pro forma adjustment. See pages F-127 and F-129.

60.	Comment: We note that you have recorded pro forma adjustments to eliminate bonuses expenses which were included in the underlying historical financial statements of XactiMed and MD-X. Please clarify why you believe that it is appropriate to eliminate such non-recurring items when arriving at your pro forma financial statements. Clarify how you have determined that the bonuses were directly affected by the respective acquisition.

Response: Both MD-X and XactiMed paid bonuses to their employees at the time each business was purchased by MedAssets. Through the Company’s diligence process and through conversation with the sellers, the Company is aware that many employees from both MD-X and XactiMed did not have significant equity in the respective businesses and, as a result, most employees did not directly participate in the proceeds from the purchase price of each company. The bonuses were paid by the former owners to their employees in appreciation of their dedication to the company during the acquisition diligence period and to engender goodwill in connection with the acquisition. The Company also determined that the bonuses paid at the time of the acquisition were in addition to historical, recurring performance-based bonus programs. The expenses associated with their recurring bonus programs were not treated as pro forma adjustments.

The Company believes it is appropriate to exclude these bonuses because they do not relate to the historical or ongoing operations of the businesses. The purpose of the bonus payments was to promote goodwill and to share the acquisition economics with the employees at the time of the sale.

61.	Comment: We note that all of the amortization of intangible assets is being recorded as an operating expense. Please revise to include amortization of acquired technology in cost of sales.

Response: The acquired technology intangible assets resulting from the acquisition of MD-X relates primarily to technology that is not sold, leased or otherwise marketed externally. The technology acquired in the acquisition of XactiMed is application service provider internal use software that is used as part of their technology enabled services offered to customers. Since the XactiMed technology is outside the scope of SFAS 86 (pursuant to EITF 00-03), the Company believes the current classification of amortization expense rather than cost of revenue does not conflict with the guidance of Question 17 of the FASB Staff Implementation Guide to SFAS 86.

Mark P. Shuman
Securities and Exchange Commission
October 9, 2007

The Company has revised its disclosure to reclassify the amortization of the developed technology acquired in the MD-X acquisition and capitalized under SFAS 86 from amortization expense to cost of revenue in the Company’s financial statements for all periods presented in the Registration Statement. See page F-128, for example.

62.	Comment: We note from your disclosures that a third-party valuation firm assisted you in determining the fair value of the intangible assets acquired in connection with the MD-X and XactiMed acquisitions. When you refer to a third-party valuation specialist, you should disclose the name the specialist and include the consent required by Securities Act Rule 436(b) of Regulation C. Please revise as appropriate.

Response: These references to the Company’s third-party valuation specialist have been removed. See pages 59, 103, 106, F-43, F-125, F-131 and F-132.
* * *
     Should members of the Commission staff have any questions or require any addition information, they should call the undersigned at (212) 728-8981.
     Very truly yours,
     /s/  Morgan D. Elwyn
     Morgan D. Elwyn

cc:	MedAssets, Inc.
Steven J. Gartner, Esq.

Exhibit A
Comments #45-46

								FV of	Adjustments	Total
Option Grants/			Description/Name			Number	Exercise/	Underlying	to Underlying	Def Comp	Amount	Timing of		Contemporaneous	Valuation
Other Equity		Nature of	of Option/Equity	Award	Reason for	Granted/	Conversion	Common	FV of	or Beneficial	of Expense	Expense	Valuation	or	Performed
Transactions	Date	Transaction	Holder	Vesting	Issuance	Issued	Price	Shares	Common Shares	Conversion	Recognized(1)	Recognition	Methodology	Retrospective	By	Notes
Common Stock Option Grant	7/5/2006	Stock Option Grant	Employees	Service Based Vesting	Employee Performance	491,696	$7.74	$7.74	0	0	$916,667	See Attached	Blended Market/Income Approach	Contemporaneous	Unrelated Third Party	(2)
Common Stock Option Grant	9/19/2006	Stock Option Grant	Employees	Service Based Vesting	Employee — New Hires	276,350	$7.74	$7.74	0	0	$412,891	See Attached	Blended Market/Income Approach	Contemporaneous	Unrelated Third Party	(3)
Common Stock Option Grant	10/1/2006	Stock Option Grant	Board of Directors	Service Based Vesting	Board of Director Compensation	275,000	$7.74	$7.74	0	0	$478,958	See Attached	Blended Market/Income Approach	Contemporaneous	Unrelated Third Party	(4)
Series I Preferred Stock Issuance	5/21/2007	Series I Issued in connection with Xactimed Acquisition	XactiMed Shareholders	Vested	Acquisition Consideration	1,712,076	$13.58	$8.35	0	0	$-	N/A	Blended Market/Income Approach	Contemporaneous	Unrelated Third Party	(5)
Common Stock Option Grant	5/21/2007	Stock Option Grant	Employees	Service Based Vesting	Employee — New Hires, Performance, Acquisition New Hires	822,500	$8.35	$8.35	0	0	$119,796	See Attached	Blended Market/Income Approach	Contemporaneous	Unrelated Third Party	(5)
Restricted Stock Grant	5/21/2007	Stock Option Grant	Advisory Board	Service Based Vesting	Advisory Board Compensation	10,000	$8.35	$8.35	0	0	$25,514	See Attached	Blended Market/Income Approach	Contemporaneous	Unrelated Third Party	(5)
Series J Preferred Stock Issuance	7/2/2007	Series J Issued in connection with MD-X Acquisition	MD-X Shareholders	Vested	Acquisition Consideration	552,282	$13.58	$9.41	0	0	$-	N/A	Blended Market/Income Approach	Contemporaneous	Unrelated Third Party	(6)
Series J Preferred Stock Issuance	7/2/2007	Series J sold to former owner of MD-X	MD-X Shareholder	Vested	Negotiated in connection with acquisition	73,638	$13.58	$9.41	0	0	$-	N/A	Blended Market/Income Approach	Contemporaneous	Unrelated Third Party	(6)
Common Stock Option Grant	9/10/2007	Stock Option Grant	Employees/Board of Directors	Service Based Vesting	Employee — New Hires, Performance, Acquisition New Hires and Board of Director Compensation	1,684,500	$7.43	$7.43	0	0	$-	See Attached	Blended Market/Income Approach	Contemporaneous	Unrelated Third Party	(7)
Common Stock Option Grant	9/17/2007	Stock Option Grant	Employee — New Hires, Performance, and Board of Director Compensation	Service Based Vesting	Employee Performance	473,500	$7.43	$7.43	0	0	$-	See Attached	Blended Market/Income Approach	Contemporaneous	Unrelated Third Party	(7)

Notes:
(1)	Represents the expense recognized for the period July 2006 through June 2007.

(2)	7.5.06 Grant — We engaged an unrelated third party valuation specialist to assist in the determination of the fair value and to perform a contemporaneous valuation of our common and preferred stock as of June 30, 2006. The Business Enterprise Value was determined using a 50/50 weighting based on the values indicated from the Income approach and Market approach. No discounts for marketability or minority interest were applied to the common stock value.

(3)	9.19.06 Grant — We applied the common stock value determined by the valuation described in (2) above as we believed there were no significant changes to our business from June 30, 2006 that would have materially impacted the common stock value.

(4)	10.1.06 Grant — We applied the common stock value determined by the valuation described in (2) above as we believed there were no significant changes to our business from June 30, 2006 that would have materially impacted the common stock value.

(5)	5.21.07 Option Grant, Restricted Stock Grant, and Series I Preferred Stock Issuance — We engaged an unrelated third party valuation specialist to assist in the determination of the fair value and to perform a contemporaneous valuation of our common and preferred stock as of May 21, 2007. The Business Enterprise Value was determined using a 50/50 weighting based on the values indicated from the Income approach and Market approach. No discounts for marketability or minority interest were applied to the common stock value.

(6)	7.2.07 Issuance of Series J Preferred Stock — We engaged an unrelated third party valuation specialist to assist in the determination of the fair value and to perform a contemporaneous valuation of our common and preferred stock as of July 2, 2007. The Business Enterprise Value was determined using a 33/33/33 weighting based on the values indicated from the Income approach, Market approach and IPO approach. The IPO approach utilizes a similar metric to the Market approach with the use of a range of multiples based on anticipated trading prices for the Company. No discounts for marketability or minority interest were applied to the common stock value. The IPO approach utilizes market comparable analysis.

(7)	9.10.07 and 9.17.07 Option Grant — We engaged an unrelated third party valuation specialist to assist in the determination of the fair value and to perform a contemporaneous valuation of our common and preferred stock as of July 27, 2007 on both a pre and post dividend basis. Our Board of Directors declared a $70 million special dividend on July 24, 2007, payable on August 30, 2007. The pre dividend common stock value was determined to be $9.41 per share and the post dividend value was determined to be $7.43 per share. The Business Enterprise Value was determined using a 33/33/33 weighting based on the values indicted from the Income approach, Market approach and IPO approach. No discounts for marketability or minority interest were applied to the common stock value.

Grant	Expense Recognition
Date	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	2009
07/05/06 Total	229,167	229,167	458,333	229,167	229,167	128,802	128,802	715,937	128,802	128,802	78,619	78,619	414,842	78,619	78,619	45,164	45,164	247,567
09/19/06 Total	41,519	124,045	165,565	123,663	123,663	105,610	69,504	422,441	69,504	69,504	60,478	42,425	241,911	42,425	42,425	36,407	24,372	145,628
10/01/06 Total	—	159,653	159,653	159,653	159,653	159,653	72,569	551,528	72,569	72,569	72,569	29,028	246,736	29,028	29,028	29,028	—	87,083
05/21/07 Total	—	—	—	—	119,796	359,387	359,387	838,569	359,387	306,922	201,991	201,991	1,070,290	201,991	175,758	123,293	123,293	624,336
09/10/07 Total	—	—	—	—	—	222,891	668,674	891,566	668,674	668,674	564,901	357,354	2,259,603	357,354	357,354	305,467	201,694	1,221,869
09/17/07 Total	—	—	—	—	—	60,745	182,236	242,981	182,236	182,236	154,669	99,534	618,675	99,534	99,534	85,751	58,183	343,002
Grand Total	270,686	512,865	783,551	512,483	632,278	1,037,088	1,481,173	3,663,022	1,481,173	1,428,707	1,133,227	808,951	4,852,058	808,951	782,718	625,110	452,706	2,669,485

Grant	Expense Recognition
Date	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2012
07/05/06 Total	45,164	45,164	20,073	20,073	130,474	20,073	20,073	—	—	40,146	—	—	—	—	—
09/19/06 Total	24,372	24,372	19,858	10,832	79,433	10,832	10,832	7,221	—	28,885	—	—	—	—	—
10/01/06 Total	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
05/21/07 Total	123,293	105,805	70,828	70,828	370,754	74,617	56,449	30,790	35,574	197,431	27,920	18,613	—	—	46,533
09/10/07 Total	201,694	201,694	167,103	97,920	668,410	97,920	97,920	79,787	43,520	319,147	43,520	43,520	29,013	—	116,054
09/17/07 Total	58,183	58,183	48,994	30,616	195,976	30,616	30,616	24,946	13,607	99,785	13,607	13,607	9,071	—	36,285
Grand Total	452,706	435,218	326,856	230,269	1,445,048	234,058	215,890	142,745	92,701	685,394	85,047	75,740	38,085	—	198,872